Asia Electrical Power International Group Inc.

#703-1112 West Pender Street, Vancouver, BC V6E 2S1 Canada

Telephone: 604-697-8899 Fax: 604-697-8898

Mobile: 604-833-1727

Email: asiaelectrical@telus.net

February 11th, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  H. Christopher Owings

Dear Sirs:

Re:

Asia Electrical Power International Group, Inc.

Registration Statement on Form SB-2 – Amendment No. 1

Commission File No. 333-120114

Thank you for your letter and comments dated November 26th, 2004.  We enclose for filing pursuant to the Securities Act of 1933 the Amendment No. 1 to the Registration Statement on Form SB-2 for Asia Electrical Power International Group, Inc. (the “Company”), which has been amended pursuant to your comments.

Responses to each comment are referenced to the changes made in the Form 10-SB/A.

The corresponding answers to your questions are as follows:

General

1.

We confirm that, while the selling shareholders constitute the directors, officers and largest shareholder of the Company, the shares are being sold by the shareholders individually and not for the benefit of the Company.  The proceeds that may be received by the shareholders will be retained by each shareholder personally.  For further clarification we confirm that the shareholders acquired their shares in the ordinary course of business.

2.

We confirm that none of the selling shareholders are broker-dealers or affiliated with broker-dealers.

3.

We confirm that none of the selling shareholders are affiliates of broker-dealers.

4.

We confirm that we have been advised by Chinese legal counsel that there are no restrictions on foreign ownership of our business.

Cover Page

5.

We have revised the disclosure to state that the number of shares to be sold is 7,752,000.

6.

As requested, we have amended the disclosure to include a statement to the effect that purchasers in the offering may be receiving an illiquid security.

1.

We have amended the disclosure to delete reference to the Securities and Exchange Commission.

2.

As requested, we have included reference to the page number where the risk factors section appears and, pursuant to Section 501(a)(7), we have separated the legend in a different paragraph.

Inside Front Cover

3.

We have revised the disclosure to provide the dealer delivery obligation disclosure, as requested.

Prospectus Summary

4.

We have amended the disclosure as requested to include a brief overview of the key aspects of the offering and our business.

5.

We have added disclosure related to share liquidity, the Chinese legal system and share ownership by executive officers, among other matters.

6.

We have amended the disclosure to clarify our abbreviated name as “AEPI” in all instances.

Risk Factors

7.

We have amended the Risk Factors to include the specific risk of each risk factor and the consequences should that risk factor occur.

8.

We have combined risk factors no. 7 and 8 under one subheading.

9.

We have updated the disclosure to include additional risks related to renewal of our business license in China and the reliance on new product approval.

10.

We have revised the risk factor regarding the offering price being determined arbitrarily as requested.

We may not be able to manage our potential growth.

We are dependent on a few key personnel.

11.

We have deleted the risk factor related to managing potential growth due to its generic content and we have customized the risk factor regarding key personnel.

We are depending on a few key customers.

12.

We have updated the information to a current date and set out a list of our key customers.

Determination of the Offering Price

13.

We have revised the disclosure as requested.

Plan of Distribution

14.

We have deleted reference to the six month period and revised to state that the price of $0.02 per share is fixed until our shares are quoted on the OTC Bulletin Board.

15.

We have revised the disclosure to provide details with respect to the requirements for quotation on the OTC Bulletin Board.

Directors, Executive Officers, Promoters and Control Persons

16.

We have revised the disclosure to include Mr. Guo’s business experience for the past five years.

17.

We have revised the disclosure to include more details with respect to Mrs. Chen’s biographical information.

Security Ownership of Certain Beneficial Owners and Management

18.

We advise that on January 24, 2003, Mr. Guo transferred all capital contributions of Naiji held in trust to the 19 shareholders.  At that time, all shareholders of Naiji exchanged their capital contributions for a proportionate number of shares of the Company,

Organization Within the Last Five Years

19.

We have revised the disclosure to state that we had no operations prior to our agreement with Naiji.

Description of Business

20.

We have updated the disclosure to include a more detailed description of our products, services and business.

21.

We have revised the disclosure to omit the use of technical terms or, alternatively, to define any technical terms and phrases.

Principal Products, Services and Their Markets

22.

As set forth in #26 herein, we have included a detailed description of our principal products, their uses and targeted markets.

Distribution Methods and Installation

23.

We have revised the disclosure as requested to include a detailed description of our advertising and marketing strategy.

24.

We advise that custom fitted cabinets are required when installation of certain components of a power system are added (“Add-Ons”) to an existing system previously not designed or installed by us.  Add On’s will usually require a custom fitted cabinet.  Complete power systems from our factories do not require these custom cabinets given that there is adequate space on the customer’s premises to occupy the power system.  Under circumstances where space is limited to certain dimensions, we may need to adjust the setup of the system to be able to fit in the specified area.  In this case, we would require custom fitted cabinets.  Installation services are provided by subcontractors on a job by job basis.  We have amended the disclosure accordingly.

25.

We advise that we have no formal agreements with any installation companies.  There are many installation companies disbursed within our sales network, both inside and outside the Guangdong province.  Accordingly, we have historically been able to receive timely installations of our products.  We have amended the disclosure accordingly.

Competition

26.

We have included additional disclosure that sets out our methods of competition and the competitive environment.

Availability of Raw Materials

27.

We advise that the raw materials that we use are readily available as the supply of insulation and conductive materials, to our knowledge and experience, is highly competitive.  We have historically been able to procure the raw materials we require on a timely basis and have used various sources of supply to meet our needs.  These suppliers are located throughout the region, both inside and outside of the Guangdong province.  We have contracts with our major suppliers.  A sample form of our Standard Supplier Agreement is included as Exhibit 10.3.  We have amended the disclosure to reflect the foregoing and to include the list of major raw materials we use in production .

Dependence on Major Customers

28.

We have updated our list of major customers.  We have distribution agreements with each such customer.  Accordingly, we have included as Exhibit 10.4 a copy of our Standard Sales Agreement.

Patents, Trademarks and Labor Contracts

29.

The significance of carrying a patent on the FLN36-12D SF6 Switch Disconnector is that at the time we expected to generate the majority of our revenues from this model and wanted protection from any loss of revenue from the pirating of this product by various sources and from sales in illegal markets.    However, the FLN36-12D SF6 Switch Disconnector has continuously been pirated despite the patent.  We have amended the disclosure to state this.

China National Labour Laws

30.

We have replaced the 1998 U.S. State Department Report with a more current report – the U.S. Department of State – Country Report on Human Rights Practices – 2003 China, which is included as Exhibit 99.1.

Compliance with Environment Laws

31.

We advise that we have incurred minimal costs to dispose of SF6 during the past few fiscal years as the SF6 we obtain as raw material is safely stored in hermetic containers until they are assembled into finished goods.  We rarely have leftover scrap materials, especially SF6, as we utilize all raw materials we acquire into production.  SF6 in finished goods, or inventory, also rarely become obsolete as the technology requiring SF6 as insulation is relatively new and we expect to produce power systems with SF6 for the foreseeable future.  SF6 does not have an expiry date and does not pose any danger provided that it is properly contained.  We have updated the disclosure accordingly.

Management’s Discussion and Analysis or Plan of Distribution

32.

We have revised our disclosure to provide a more detailed discussion of changes in our financial condition and results from operations, as requested.

33.

We previously stated that we have extended our credit terms; however, to date we have not used this method of competition.  Many of our competitors had to reduce their prices and relax their credit terms in order to maintain their market share.  Given these pressures, management focused on proactive approaches to provide better customer service and extending its sales network and marketing efforts as a method of competition.  Our selling price and credit terms were maintained and as a result, a portion of our market share was lost.   We expect to regain market share in the next 12 months through advertising and marketing campaigns.  We have revised the disclosure accordingly.

34.

Over the next 12 months, we expect our expenses to remain relatively the same with the exception of transportation, travel and promotion, and technical support and warranty.  Given the highly competitive market conditions, we will provide more on-site visits to our customers and provide all necessary support either through our sales staff or technicians to provide customer satisfaction.

35.

As requested, we have revised the disclosure to identify the financial and non-financial metrics that are our key performance indicators.

36.

We advise that the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  The application of GAAP involves the exercise of varying degrees of judgment. The resulting accounting estimates will not always precisely equal the related actual results.  We have updated the disclosure to reflect this, as well as to provide a breakdown of our most critical accounting estimates.

37.

We have updated the disclosure to provide a detailed description of the “after service” provided by us.

38.

We have provided additional details regarding our accounting for value added taxes.

Liquidity and Capital Resources

39.

We have updated the disclosure to provide a detailed description of the anticipated sources of funding for the next 12 months.

40.

We have provided a more detailed description of our expansion plans.

41.

We have revised the disclosure as requested to quantify the amount of outstanding shareholder loans to date.

42.

We have added an additional discussion of our cash flow from operations, investing and financing activities.

Quarters ended June 30, 2004 and 2003

43.

We have updated the disclosure to reflect the nine month period ended September 30, 2004.

Description of Property

44.

We confirm that our principal business office is located at 15th Factory Building, Nanshan Industrial Village, Nanxin Road, Nanshan District, Shenzhen, People’s Republic of China 518052.  We lease the operations office from an unrelated and unassociated party for approximately $114,000 per year.  This office is approximately 55,000 square feet, consists of 5 floors and is kept in good condition.  Our manufacturing facilities take up 4 floors and our Marketing, Quality Control, Research and Development, Productions, Purchasing/Transportation, Administration and Finance Departments occupies one floor.  We have updated the disclosure accordingly.

Certain Relationships and Related Transactions

45.

We confirm that to date we have received advances totaling $900,000 from Mr. Guo.  No formalized agreements have been entered into.  We have updated the disclosure accordingly.

Executive Compensation

46.

We have revised the disclosure to reflect the dates December 31, 2003 and December 31, 2002.

47.

We advise that the salaries paid to Mr. Guo and Mrs. Chen were initially based upon salary industry guidelines determined by the market; however, as market rates for such salaries increased over time, Mr. Guo and Mrs. Chen waived their salary increases in order to retain funds in the company for meeting working capital needs.  We have updated the disclosure accordingly.

Consolidated Balance Sheet

54.

The changes suggested by the comment have been incorporated in footnote 2 under the heading “Inventories”.

55.

The suggestion made in this comment has been incorporated on the Balance Sheet.

Consolidated Statements of Income

56.

The suggested change has been made on the Income Statement.

Notes to Consolidated Financial Statements

57.

The requested information has been incorporated in footnote 1.

58.

The requested information has been incorporated in footnote 1 under the heading Business.

59.

The requested information has been presented in footnote 8.

60.

The requested information has been included in footnote 2.

1.

We confirm that there were no share issuances prior to the issuance of 24 million shares on January 23, 2003.

Summary of Significant Accounting Policies

62.

Cash transfers from China are required to be conducted through institutions authorized by the Chinese government.

63.

The requested information has been included in footnote 1 under the heading “Comprehensive Income”; in footnote 5, “Intangible Asset”; and in footnote 11, “Recently Adopted Accounting Pronouncements”.

64.

Footnote 2 under the heading “Fixed Assets” has been corrected to accommodate the information requested in this comment.

65.

The functional currency of the Chinese subsidiary is the Renminbi (RMB), which is the primary currency of the economic environment in which the Company operates.  Incidentally, the historic exchange rates are the same as the current rates, because the currency has been supported at that level for some time by the Chinese government.

66.

As a partial response to this comment, we have added to the section of footnote 2 dealing with Recognition of Revenue.

67.

Although servicing and technical assistance after installation is offered, it is rarely requested and revenues from this source are minor.  Except in the case of sales to government agencies and customers of exceptionally high credit rating, sales are made on a prepaid basis.

68.

The requested information has been provided in footnote 2 under the heading “Research and Development”.

69.

We have added footnote 4, “Accounts Receivable”, to respond to this comment.

Note 4.  Related Party Transactions

70.

Footnote 7, “Rentals Under Operating Leases”, has been expanded somewhat to respond to this comment.

Note 5.  Rentals Under Operating Leases

71.

We refer you to the response to #70 above.

72.

Footnote 7, “Rentals Under Operating Leases”, has been expanded to deal with this comment.

Consolidated Balance Sheets

73.

Interim financial statements for the nine months ended September 30, 2003 and 2004 have been included in the revised registration statement.

74.

The requested information has been included in footnotes to the September 30th interim financial statements.

Signatures

1.

We confirm that have Ms. Chen has signed the registration statement as Chief Accounting Officer.

Exhibit 5.1

2.

We have removed the statement identifying where counsel is admitted to practice.

3.

Item 601 of Regulation S-B requires a corporate opinion under state law as to the valid issuance of the securities, as to "whether they will, when sold, be legally issued, fully paid and non assessable...".  As the legal opinion pertains to securities which have already been sold, as it states, the legal opinion as filed with the Registration Statement satisfies the Regulation S-B requirements.  Item 601 does not require the updating of opinions after the issuance of the securities to which the opinion applies.

In addition, the statement refers to no obligation to update should the laws of the jurisdiction change after the date of the opinion.  Given that any such changes would obviously occur after the issuance of the securities, such changes would be inapplicable to the issuance of the securities.  As such, the limitation is reasonable in the circumstances.  The form of opinion will of course be revised as a result of further Staff comments that necessitate revisions.

Exhibit 23.1

4.

Exhibit 23.1 has been revised to remove reference to the unaudited interim financial statements.

Please direct any further comments or questions to our administrative branch office at (604) 697-8899 or by e-mail: dmoroney@telus.net.  Thank you for your attention to this matter.

Yours truly,

Asia Electrical Power International Group Inc.

/s/ “Yulong Guo”

Yulong Guo,

President